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212-455-3205                                                   jgray@stblaw.com

VIA EDGAR                              September 29, 2004


            Re: Cohen & Steers
                Quality Income Realty Fund, Inc. (File No. 811-10481)

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Sir or Madam:

         On behalf of Cohen & Steers Quality Income Realty Fund, Inc.
(the "Fund"), we are hereby transmitting for filing pursuant to the Securities Act of 1933 a Registration Statement on Form N-2 (the "Registration Statement") relating to the Fund's proposed offering of auction rate preferred shares. Please note that the Registration Statement is also Amendment No. 10 to the Fund's registration under the Investment Company Act of 1940.

         The disclosure contained in the Fund's Registration Statement is substantially similar to the disclosure contained in the Fund's Registration Statement on Form N-2 (File No. 333-107120) as filed with the Securities and Exchange Commission on September 9, 2003. For this reason, in accordance with the Securities and Exchange Commission Release No. 33-6510 (February 15, 1984), we respectfully request that the Fund's Registration Statement be subject to "selective review."

         Please direct any comments or questions to the undersigned at
(212) 455-3205.

                                       Very truly yours,

                                       /s/ Jon Gray

                                       Jon Gray

Enclosures

cc:      Keith O'Connell, Esq.
         Sarah E. Cogan